SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2003

Hurricane Hydrocarbons Ltd.

(Translation of registrant’s name into English)

140 – 4th Avenue SW #1460, Calgary Alberta, Canada T2P 3N3

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Hurricane Hydrocarbons Ltd, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	April 7, 2003
Hurricane Hydrocarbons Ltd.

By:	/s/ Ihor P. Wasylkiw

Ihor P. Wasylkiw
Vice President Investor Relations

EXHIBIT INDEX

Exhibit #	Description of Exhibit

99.1	Annual Report 2002
99.2	Management’s Discussion & Analysis
99.3	Annual Financial Statements
99.4	Form of Proxy
99.5	Proxy Circular
99.6	Notice of Annual Meeting
99.7	Confirmation of Mailing